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                                 August 7, 2000


VIA FACSIMILE AND EDGAR
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Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4-5
450 5th Street, N.W.
Washington, D.C.  20549
Attention:  Andrew J. Brady, Division of Corporation Finance

     EoExchange, Inc.
     Commission File No. 333-34464: Application for Withdrawal of Form S-1
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Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-34464 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on April 10, 2000. Pursuant to the Registration Statement, the registrant proposed to register shares of its Common Stock, $0.01 par value per share, for issuance to the public, at a proposed maximum aggregate offering price of $69,000,000. The registrant believes that, due to uncertain market conditions, it is not in the best interests of the registrant or its stockholders to proceed with the offering of the shares at this time. The Registration Statement was not declared effective by the Commission and no securities were sold under the Registration Statement.

     Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement, effective as of the date of this letter, be issued by the Commission as soon as possible.
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Securities and Exchange Commission
August 7, 2000
Page 2

     If you have any questions regarding the foregoing application for withdrawal, please contact Laura L. Gabriel or Patricia L. Bonheyo at Latham & Watkins, legal counsel to the registrant in connection with the Registration Statement, at (415) 391-0600. Please fax the Order to their attention at (415) 395-8095.

                                     Sincerely,

                                     EOEXCHANGE, INC.


                                     /s/ Douglas S. Bennett
                                     _______________________________
                                     Douglas S. Bennett
                                     President and Chief Executive Officer